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SECUR **05036540** IISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-00831

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/04_____ AND ENDING _____12/31/04_____
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MARTIN NELSON & CO., INC.

OFFICIAL USE ONLY
FIRM I.D.NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1500 WESTLAKE AVE. N., STE 200

SEATTLE   WA   98109-3031
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MARTIN O. NELSON, JR.   (206) 682-6261
                                                                (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
PETERSON SULLIVAN PLLC
(Name – *if individual, state last, first, middle name*)

601 UNION ST., STE. 2300   SEATTLE   WA   98101
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 1 2005
THOMSON FINANCIAL

RECEIVED
FEB 2 4 2005

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied an as the basis for the exemption. See Section 240.17 a-5(e)(2)

SEC 1410 (06.02)

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MARTIN NELSON & CO., INC.

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

DECEMBER 31, 2004

C O N T E N T S

OATH OR AFFIRMATION

I, _____MARTIN O. NELSON, JR._____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____MARTIN NELSON & CO., INC._____, **as** of _____DECEMBER 31_____,2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____ _____
                                              Signature

                                            _____
                                                       Title

_____
       Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (CASH FLOWS)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. (NOT APPLICABLE)
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (NOT APPLICABLE)
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (NOT APPLICABLE)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (NOT APPLICABLE)

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

X (O)   INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5.

PETERSON SULLIVAN PLLC

CERTIFIED PUBLIC ACCOUNTANTS

601 UNION STREET, SUITE 2300

SEATTLE, WASHINGTON 98101

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Martin Nelson & Co., Inc.
Seattle, Washington

We have audited the accompanying statement of financial condition of Martin Nelson & Co., Inc. as of December 31, 2004, and the related statements of operations, stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Company has recorded its investments at historical cost in the accompanying statement of financial condition. These investments, in our opinion, should be recorded at fair value to conform with accounting principles generally accepted in the United States ("GAAP"). The effect of this departure from GAAP is to understate investments by $457,745 (net of tax), and stockholder's equity by the same amount as of December 31, 2004, and to understate net income by $29,866 (net of tax effect of $13,325) for the year ended December 31, 2004.

In our opinion, except for the effects of recording investments at historical cost instead of at fair values as discussed in the preceding paragraph, the financial statements referred to above present fairly, in all material respects, the financial position of Martin Nelson & Co., Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

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Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Peterson Snell PLLC

January 21, 2005

MARTIN NELSON & CO., INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2004

ASSETS

Cash	$	15,024
Cash segregated in compliance with Federal and other regulations		6,247
Accounts receivable		10,808
Income tax refund receivable		2,687
Prepaid expenses		4,368
Securities held for resale, at fair value		82,673
Investments, at cost (fair value, net of deferred tax, is $1,166,758)		709,013
Deferred tax asset		17,700
Furniture and equipment, net of accumulated depreciation of $97,090		23,359
	$	871,879

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Payable to clearing company	$	12,027
Accounts payable and accrued expenses		143,912
		155,939
Stockholder's Equity		
Common stock, $10 par value, 5,000 shares authorized, 1,471 shares issued and outstanding		14,710
Retained earnings		701,230
		715,940
	$	871,879

See Notes to Financial Statements

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MARTIN NELSON & CO., INC.

STATEMENT OF OPERATIONS
For the Year Ended December 31, 2004

Revenues		
Gain on securities transactions	$	485,112
Gain on investment transactions		237,003
Commissions		607,617
Interest, dividends and other income		109,065
		1,438,797
Expenses		
Compensation and benefits		887,529
Rent		120,076
Taxes, other than on income		83,521
Profit sharing contribution		82,197
Depreciation		51,685
Professional fees		43,242
Telephone		24,252
Data processing		18,680
Auto		16,138
Office supplies		13,686
Repair and maintenance		11,437
Dues and subscriptions		10,830
Interest		8,949
Contributions		8,322
Other operating expenses		4,899
		1,385,443
Income before benefit from income tax		53,354
Benefit from income tax		5,610
Net income	$	**58,964**

MARTIN NELSON & CO., INC.

STATEMENT OF STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2004

	Common Stock	Retained Earnings	Total
Balance, December 31, 2003	$ 14,710	$ 642,266	$ 656,976
Net income for 2004		58,964	58,964
Balance, December 31, 2004	$ 14,710	$ 701,230	$ 715,940

See Notes to Financial Statements

MARTIN NELSON & CO., INC.

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2004

Cash Flows from Operating Activities		
Net income	$	58,964
Adjustments to reconcile net income to cash flows from operating activities		
Depreciation		51,685
Gain on investment transactions		(237,003)
Noncash charitable contributions		7,222
Benefit from deferred taxes		(17,700)
Changes in operating assets and liabilities		
Cash, segregated		41
Accounts receivable		171
Securities held for resale		(12,405)
Federal income tax receivable		(11,719)
Prepaid expenses		(4,368)
Accounts payable and accrued expenses		52,092
Cash flows from operating activities		(113,020)
Cash Flows from Investing Activities		
Proceeds from sales of investments		385,499
Purchase of investments		(195,876)
Purchase of furniture and equipment		(6,719)
Cash flows from investing activities		182,904
Cash Flows from Financing Activity		
Decrease in payable to clearing company		(74,345)
Decrease in cash		**(4,461)**
Cash balance, beginning of year		19,485
Cash balance, end of year	$	15,024
Supplemental cash flow information		
Cash paid during the year for:		
Federal income tax	$	23,809
Interest	$	8,949

See Notes to Financial Statements

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NOTES TO FINANCIAL STATEMENTS

Note 1. Organization and Significant Accounting Policies

Organization

Martin Nelson & Co., Inc. (the "Company") is a securities broker and dealer as approved by the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc. Security transactions are recorded on a settlement date basis which is not materially different from transactions recorded on a trade date basis. The Company's customers are primarily individuals located in the Pacific Northwest. In the normal course of business, the Company's customer, trading, and correspondent clearance activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance sheet risk in the event the other party to the transaction is unable to fulfill its contractual obligations.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from these estimates.

Cash

The Company maintains its cash balances in large commercial banks and with a large brokerage institution. Bank balances are insured up to $100,000 by the Federal Deposit Insurance Corporation and brokerage balances are insured up to $500,000 by the Security Investors Protection Corporation.

Cash balances are available for immediate withdrawal. Segregated cash as discussed in Note 2 is not considered part of cash balances for the purpose of the statement of cash flows.

Securities Held for Resale

Securities held for resale are carried at fair value and consist of equity and debt securities. Realized (calculated using the average cost method) and unrealized gains and losses are reflected in the results of operations for the year.

Investments

Investments are carried at cost and consist of various common stocks. Realized (calculated using the average cost method) gains and losses are reflected in the results of operations for the year. At December 31, 2004, the fair value of investments exceeded the cost basis by $457,745 after deducting deferred taxes of $235,806.

Furniture and Equipment

Furniture and equipment are stated at cost and are depreciated using straight-line methods over estimated useful lives of five to seven years.

Income Tax

Income tax is determined using an asset and liability approach which requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the financial statement and tax basis of assets and liabilities at the applicable enacted tax rates.

The Company's deferred tax asset results from differences in depreciation rates on property. The Company's management believes it is more likely than not that all of the deferred tax asset will be realized. Therefore, no valuation reserve has been provided (and there was no change in the valuation reserve during the year). For 2004, the benefit (provision) for income tax is composed of:

Current provision	$	(12,090)
Deferred benefit		17,700
	$	5,610

The provision for Federal income tax differs from the statutory rate due to interest income that is exempt from tax and the dividends received deduction.

Note 2. Segregated Cash

In accordance with regulations of the SEC, the Company is to maintain special reserve bank accounts for the exclusive benefit of customers. At December 31, 2004, cash in these accounts totaled $6,247 even though no reserve was required.

Note 3. Clearing Organizations

The Company has an agreement with another securities broker and dealer to act as a clearing organization for the Company. The clearing organization clears all security transactions and maintains customer accounts. In addition, the clearing organization holds most of the Company's securities held for resale and investments.

Note 4. Related Party Transactions

The Company has an office lease agreement with a company owned in part by the Company president. The office space is leased on a month-to-month basis. The total rent expense paid to the related party amounted to $120,076 for the year ended December 31, 2004.

Note 5. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Accordingly, the Company is required to maintain a minimum level of net capital (as defined) of $250,000. At December 31, 2004, the Company had computed net capital of $889,422, which was in excess of the required net capital level by $639,422. In addition, the Company is not allowed to have a ratio of aggregate indebtedness to net capital (as defined) in excess of 15 to 1. At December 31, 2004, the Company's ratio of aggregate indebtedness to net capital was .16 to 1.

SUPPLEMENTARY INFORMATION

MARTIN NELSON & CO., INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
December 31, 2004

COMPUTATION OF NET CAPITAL

Total stockholder's equity per the financial statements	$	715,940
Additions:		
Unrealized appreciation on investments, net of deferred taxes of $235,806		457,745
Deferred taxes associated with the haircut on unrealized appreciation		42,445
Deductions:		
Fixed assets and unsecured receivable		(58,922)
Haircuts on securities:		
Municipal bonds		(2,309)
Equity securities		(245,982)
Undue concentration haircuts		(19,495)
Net capital	$	889,422

COMPUTATION OF AGGREGATE INDEBTEDNESS

Aggregate indebtedness		
Accounts payable and accrued expenses	$	143,912

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness or $250,000, whichever is greater)	$	250,000
Percentage of aggregate indebtedness to net capital		16%
Ratio of aggregate indebtedness to net capital		.16 to 1

MARTIN NELSON & CO., INC.

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3
December 31, 2004

Credit balances	$	-
Debit balances		
Excess total credits over debits	$	-
Amount required to be on deposit (Excess credits over debits x 105%)	$	-
Amount held on deposit in reserve bank accounts	$	6,247

MARTIN NELSON & CO., INC.

SCHEDULE III
SCHEDULES OF RECONCILIATIONS PURSUANT TO RULE 17a-5(d)(4)
December 31, 2004

COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c3-3

Excess of total credits over debits as reported by the Company	$ -
Excess of total credits over debits, as audited	$ -

RECONCILIATION OF COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1

Net capital, as reported by the Company	$ 860,808
Adjustment to correct effects of deferred taxes, assuming investments were marked to market	29,120
Adjustments Increase in haircuts on securities	(506)
Net capital, as recalculated	$ 889,422

MARTIN NELSON & CO., INC.

SCHEDULE IV
INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3
December 31, 2004

The market value and number of items of:

1. Customers' fully paid securities and excess margin securities not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time requirements specified under rule 15c3-3.   NONE

   Number of items   NONE

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.   NONE

   Number of items   NONE



PETERSON SULLIVAN PLLC

CERTIFIED PUBLIC ACCOUNTANTS

601 UNION STREET, SUITE 2300

SEATTLE, WASHINGTON 98101

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Martin Nelson & Co., Inc.
Seattle, Washington

In planning and performing our audit of the financial statements of Martin Nelson & Co., Inc. for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Martin Nelson & Co., Inc., including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);

2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's above-mentioned objectives. Two of the

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objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Securities and Exchange Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Securities and Exchange Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be used by anyone other than these specified parties.

Peterson Sullivan PLLC

January 21, 2005

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